Graubard Miller THE CHRYSLER BUILDING 405 LEXINGTON AVENUE NEW YORK, N.Y. 10174-1101 (212) 818-8800
FACSIMILE		DIRECT DIAL NUMBER
(212) 818-8881		(212) 818-8638
EMAIL ADDRESS
jgallant@graubard.com

April 23, 2018

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bendon Group Holdings Limited
Amendment No. 1 to Registration
Statement on Form F-4
Filed April 11, 2018
File No. 333-223786

Dear Mr. Reynolds:

On behalf of Bendon Group Holdings Limited (“Company”), we respond as follows to the Staff’s comment letter, dated April 16, 2018, relating to the above-captioned Registration Statement on Form F-4 (“Registration Statement”). Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please tell us whether you expect to receive conditional Nasdaq approval for the listing of your shares prior to seeking effectiveness of the registration statement. If not, please provide disclosure on the cover page and throughout the filing that such approval is not assured. Also disclose whether the merger condition for listing approval can be waived.

The Company does not expect to receive conditional Nasdaq approval prior to seeking effectiveness of this registration statement. Additionally, the merger condition for listing approval cannot be waived. Accordingly, the Company has revised the disclosure on the prospectus cover page and on pages 14, 47, 56, 91 and 184 to reflect the foregoing.

Securities and Exchange Commission

April 23, 2018

2.	Please tell us whether Section 31.1 of the constitution of Bendon Group affects the ability of U.S. investors to bring an action against the company in a jurisdiction outside Australia. If so, please describe this provision in greater detail in the filing, including, as appropriate, under Risk Factors, Description of Holdco Securities, and Comparison of Rights of Common Stockholders of Naked and Ordinary Shareholders of Holdco.

We respectfully submit that Section 31.1 of the constitution of the Company does not affect the ability of U.S. investors to bring an action against the Company in a jurisdiction outside of Australia. The section is drafted as a submission to the “non-exclusive” jurisdiction of Australia. This section therefore expressly provides for disputes to be heard in the courts of Australia but without prejudice to the right of an investor to institute a proceeding in the courts of any other appropriate jurisdiction. This section achieves certainty to the extent the parties know that disputes may be heard in Australia, but it does not provide that disputes must be heard in Australia. This is in contrast with exclusive jurisdiction clauses which prescribe that parties can only submit a dispute to a particular jurisdiction.

Exhibit 5.1

3.	Please revise to include the consent as indicated by Exhibit 23.3 on the exhibit list.

We have revised Exhibit 5.1 as requested.

Exhibit 8.1

4.	We note the statement that “the discussion set forth in the section... in the Registration Statement sets forth the material U.S. Federal income tax consequences ...” Since you are using a short-form tax opinion please revise your opinion to state that the disclosure in the tax consequences section is the opinion of counsel. In this regard, please also revise your disclosure in the prospectus under “Material Federal Income Tax Consequences of the Transactions ...” For guidance, see Section III.B.2 of Staff Legal Bulletin 19.

We have revised Exhibit 8.1 and the disclosure on page 82 of the Registration Statement as requested.

5.	Please delete the language in the penultimate paragraph stating that the opinion “may not be used or relied upon by anyone else other than Naked ...” For guidance, see Section III.D.1 of Staff Legal Bulletin 19.

We have revised Exhibit 8.1 as requested.

* * * * * * * * * *

Securities and Exchange Commission

April 23, 2018

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Justin Davis-Rice